Exhibit 12.1

Ratio of Earnings to Fixed Charges

(in thousands)

	Year ended December 31,
	2012	2011
Net loss	$(12,947)	$(23,637)
Income taxes	5,267	6,093

EBIT	(7,680)	(17,544)
Fixed charges	31,970	31,971
Less capitalized expenses related to indebtedness	(4,460)	(3,997)

Earnings	$19,830	$10,430

Interest expense	27,497	27,816
Amortization of debt issuance cost and bond discount	4,460	3,997
Rental expenses representative of an interest factor	13	158

Fixed Charges	$31,970	$31,971

Ratio of Earnings to Fixed Charges (deficiency) (1)	0.62	0.33

(1)                  Ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. For purposes of this calculation, “earnings” is income before income taxes plus fixed charges less capitalized interest. “Fixed charges” is interest expense plus capitalized interest. This calculation is different from the fixed charge coverage ratio as defined in the footnotes to the financial statements.